Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds, Inc. (the "Company"), which is comprised of Dreyfus Opportunistic Fixed Income
Fund, Dreyfus Tax Managed Growth Fund, Dreyfus AMT-Free Municipal
Reserves, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market
Index Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Disciplined Stock Fund, Dreyfus Money Market Reserves and Dreyfus Small Cap Fund, (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 2011
and from June 30, 2011 to October 31, 2011 with respect to securities reflected in the investment accounts of the funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2011 and with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through October 31, 2011:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of October 31, 2011 and verified reconciling items;
5.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian's records, and where responses were not received, inspection of documentation corresponding to subsequent cash payments.
6. Confirmation of pending purchases for the Funds as of October 31, 2011 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
7.	Agreement of pending sale activity for the Funds as of October 31,
2011 to documentation of corresponding subsequent cash receipts;
8.	Agreement of the Company's bank statements for five purchases and five sales or maturities for the period June 30, 2011 (the date of our last examination) through October 31, 2011, to the books and records of the
Funds noting that they had been accurately recorded and subsequently settled;
9.	We reviewed BNY Mellon Asset Servicing Report on Service
Organization Control ("SOC 1 Report") for the period October 1, 2010 through September 30, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned effectively from October 1, 2011 through October 31, 2011. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of October 31, 2011, and from June 30, 2011 to
October 31, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
January 17, 2012


January 17, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Opportunistic Fixed Income Fund, Dreyfus Tax
Managed Growth Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus
BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund,
Dreyfus U.S. Treasury Reserves, Dreyfus Disciplined Stock Fund, Dreyfus
Money Market Reserves and Dreyfus Small Cap Fund (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2011 and from June 30, 2011 through October 31, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2011 and from June
30, 2011 through October 31, 2011 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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